UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

Ambarella, Inc.

(Name of Issuer)

Ordinary Shares, $0.00045 par value per share

(Title of Class of Securities)

G037AX101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G037AX101

1.	Name of Reporting Person. Feng-Ming Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,265,736
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,265,736
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,649,069 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 994,444 Ordinary Shares held by the Reporting Person; (ii) 133,333 Ordinary Shares held by Acorn Hall Irreversible Trust for the benefit of the Reporting Person’s child; (iii) 250,000 Ordinary Shares held by Tutu’s Irrevocable Trust for the benefit of the Reporting Person’s child; and (iv) 271,292 Ordinary Shares that are issuable upon exercise of outstanding options within 60 days of December 31, 2012. The Reporting Person disclaims beneficial ownership of the Ordinary Shares held by Acorn Hall Irreversible Trust and by Tutu’s Irrevocable Trust.

(2)	Based on 27,027,142 Ordinary Shares outstanding as of December 31, 2012 as reported by the Issuer to the Reporting Person.

Item 1.

(a)	Name of Issuer:

Ambarella, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2975 San Ysidro Way

Santa Clara, CA 95051

Item 2.

(a)	Name of Person Filing:

Feng-Ming Wang

(b)	Address of Principal Business Office or, if none, Residence:

c/o Ambarella, Inc.

2975 San Ysidro Way

Santa Clara, CA 95051

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Ordinary Shares, $0.00045 par value per share

(e)	CUSIP Number: G037AX101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 994,444 Ordinary Shares held by the Reporting Person; (ii) 133,333 Ordinary Shares held by Acorn Hall Irreversible Trust for the benefit of the Reporting Person’s child; (iii) 250,000 Ordinary Shares held by Tutu’s Irrevocable Trust for the benefit of the Reporting Person’s child; and (iv) 271,292 Ordinary Shares that are issuable upon exercise of outstanding options within 60 days of December 31, 2012. The Reporting Person disclaims beneficial ownership of the Ordinary Shares held by Acorn Hall Irreversible Trust and by Tutu’s Irrevocable Trust.

(b)	Percent of class: 6.1% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,265,736

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	1,265,736

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

(1)	Based on 27,027,142 Ordinary Shares outstanding as of December 31, 2012 as reported by the Issuer to the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

/s/ Feng-Ming Wang
Feng-Ming Wang